January 5, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Peggy Kim, Senior Attorney John Fieldsend, Staff Attorney

Re:	The Singing Machine Company, Inc.
Registration Statement on Form S-3 Filed October 25, 2006 File No. 333-138188

Dear Mr. Owings:

On behalf of The Singing Machine Company, Inc. (“Singing Machine” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of November 21, 2006.

Form S-3

1.
Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

Response:

We have reduced the number of shares being registered in the prospectus from an aggregate of 20,175,536 shares, representing approximately 79% of the total issued and outstanding shares of the Company’s common stock, to 9,882,464 shares, representing 39% of the total issued and outstanding shares of the Company’s common stock as of the date hereof. In this Amendment No. 1 to the Form S-3 registration statement, the Company did not register the shares underlying the warrants issued to koncepts International pursuant to the February 2005 Securities Purchase Agreement. Accordingly, due to the fact that the Company is now registering a relatively small number of shares when compared to the total issued and outstanding shares of the Company’s common stock, we do not believe that the transactions being registered are an indirect public offering, either due to the nature or size of the transaction

Forepart of the Registration Statement

2.
In the first paragraph, you state that the selling shareholders purchased your shares in July and August 2006. In your summary section on page 6, however, you state that the private offering associated with the August 2006 securities purchase agreement was “completed” on October 4, 2006, and you state that the private offering associated with the February 2006 securities purchase agreement was “completed” on July 25, 2006. Please revise to clarify when the purchases occurred by referring to the month and year in a consistent manner.

Response:

We have revised the forepart of the prospectus on page 6 to clarify that the Company entered into the February 2006 Securities Purchase Agreement on February 21, 2006, and a portion of the proceeds in the amount of $2,000,000 was received by the Company on March 9, 2006. The warrants were issued upon the execution of the agreement. The remainder of the proceeds in the amount of $1,000,000 was received on June 20, 2006 and the shares of common stock purchased by the investor were issued on July 31, 2006, subsequent to the approval of the American Stock Exchange of the additional listing of the shares and the restructuring of the approximately $4,000,000 in outstanding convertible debentures of the Company, as required pursuant to the February 2006 Securities Purchase Agreement.

In addition, we have revised to clarify that the Company entered into the August 2006 Securities Purchase Agreement on August 9, 2006 and proceeds in the amount of $1,000,500 were received by the Company on August 10, 2006. The Company issued the shares to the investors on October 5, 2006, subsequent to the approval of the American Stock Exchange of the additional listing of the shares as required pursuant to the August 2006 Securities Purchase Agreement.

Item16. Exhibits, page 17

3.	Please revise the exhibit list to include the agreements in connection with the February and August 2006 securities purchases.

Response:

We have revised the exhibit list on page 17 of the prospectus to include the agreements which the Company entered into in connection with the February and August 2006 private placements.

Very Truly Yours, /s/ Eric A. Pinero Eric A. Pinero